

10031304

AB 6/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
JUN 01 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53020

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.K. COOPER & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18300 VON KARMAN AVENUE, SUITE 700
(No. and Street)

IRVINE (City) CALIFORNIA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALEXANDER G. MONTANO (949) 477-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMJ CORBIN & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

555 ANTON BLVD, SUITE 1000 (Address) COSTA MESA (City) CALIFORNIA (State) 92626 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 6/3

OATH OR AFFIRMATION

I, ALEXANDER G. MONTANO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.K. COOPER & COMPANY, INC., as of MARCH 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



HUE XUAN LAPHAM
Commission # 1854141
Notary Public - California
Los Angeles County
My Comm. Expires Jun 15, 2013

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C.K. COOPER & COMPANY, INC. AND SUBSIDIARY

(A WHOLLY OWNED SUBSIDIARY OF C&K CAPITAL CORPORATION)
SEC ID No. 8-53020

CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

For The Year Ended March 31, 2010

C.K. COOPER & COMPANY, INC. AND SUBSIDIARY
(A Wholly Owned Subsidiary of C&K Capital Corporation)

TABLE OF CONTENTS

KMJ | Corbin & Company
Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
C.K. Cooper & Company, Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of C.K. Cooper & Company, Inc. (a wholly owned subsidiary of C&K Capital Corporation) and Subsidiary (the "Company") as of March 31, 2010, and the related consolidated statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of C.K. Cooper & Company, Inc. and Subsidiary as of March 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of March 31, 2010 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

KMJ Corbin & Company LLP

KMJ | Corbin & Company LLP

Costa Mesa, California
May 28, 2010

p 714 380 6565 f 714 380 6566 555 Anton Blvd Suite 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010

C.K. COOPER & COMPANY, INC. AND SUBSIDIARY
(A WHOLLY OWNED SUBSIDIARY OF C&K CAPITAL CORPORATION)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

ASSETS	March 31, 2010
Current assets:	
Cash and cash equivalents	$ 353,780
Deposit with clearing organization	100,000
Accounts receivable	143,807
Investments in marketable securities	2,100,392
Restricted investments in marketable securities	51,000
Employee advances	69,711
Prepaid expenses and other	24,143
Total current assets	2,842,833
Furniture and equipment, net	204,022
	$ 3,046,855
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable	$ 85,620
Accrued salaries and commissions	396,277
Deferred income taxes	276,772
Total liabilities	758,669
Stockholder's equity:	
Common stock, no par value; 10,000 shares authorized, issued and outstanding	6,000
Additional paid-in capital	2,330,939
Accumulated deficit	(48,753)
Total stockholder's equity	2,288,186
	$ 3,046,855

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENT OF INCOME

	For The Year Ended March 31, 2010
Revenues:	
Commissions	$ 1,858,086
Management and advisory	2,505,012
Dealer inventory and investment gains, net	483,032
Interest	8,374
Other	33,064
Total revenues	4,887,568
Expenses:	
Employee compensation and benefits	2,257,040
Commissions and floor brokerage fees	1,276,911
Communications	69,448
Occupancy and equipment rental	234,338
Other operating expenses	822,711
Total expenses	4,660,448
Income before income taxes	227,120
Provision for income taxes	111,854
Net income	$ 115,266

C.K. COOPER & COMPANY, INC. AND SUBSIDIARY
(A WHOLLY OWNED SUBSIDIARY OF C&K CAPITAL CORPORATION)

CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY

For The Year Ended March 31, 2010

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance at April 1, 2009	10,000	$ 6,000	$ 710,939	$ 981	$ 717,920
Stockholder contribution	-	-	1,620,000	-	1,620,000
Dividends	-	-	-	(165,000)	(165,000)
Net income	-	-	-	115,266	115,266
Balance at March 31, 2010	10,000	$ 6,000	$ 2,330,939	$ (48,753)	$ 2,288,186

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

	For The Year Ended March 31, 2010
Cash flows from operating activities:	
Net income	$ 115,266
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	64,457
Bad debt expense	131,805
Net unrealized (gain) loss on investments in marketable securities	(388,529)
Net realized (gain) loss on investments in marketable securities	(94,503)
Changes in operating assets and liabilities	
Deposit with clearing organization	(75,000)
Accounts receivable	(180,995)
Employee advances	(69,711)
Prepaid expenses and other	(49,063)
Accounts payable	(29,299)
Accrued salaries and commissions	344,163
Deferred income taxes payable	141,775
Net cash used in operating activities	(89,634)
Cash flows from investing activities:	
Purchase of furniture and equipment	(31,750)
Purchase of investments in marketable securities	(34,826)
Proceeds from sale of investments in marketable securities	559,102
Proceeds from sale of restricted investments in marketable securities	45,134
Net cash provided by investing activities	537,660
Cash flows used in financing activities:	
Dividends paid	(140,000)
Net increase in cash and cash equivalents	308,026
Cash and cash equivalents at beginning of year	45,754
Cash and cash equivalents at end of year	$ 353,780

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS – CONTINUED

Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 2,200
Supplemental disclosure of non-cash investing and financing information:	
Dividends recorded to offset Parent company receivable	$ 25,000
Investments in marketable securities contributed by the stockholder	$ 1,620,000
Restricted investments in marketable securities received for settlement of accounts receivable	$ 51,000

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The accompanying consolidated financial statements of C.K. Cooper & Company, Inc. and subsidiary (the "Company"), include the accounts of C.K. Cooper & Company, Inc. ("Cooper") and its wholly owned subsidiary, C.K. Cooper & Company Insurance Services, Inc. ("Insurance"). All significant intercompany transactions and balances have been eliminated in consolidation.

The Company is a wholly owned subsidiary of C&K Capital Corporation (the "Parent"). Cooper is an institutional and retail, brokerage and investment banking firm that provides a wide range of investment services to individuals, institutions and various corporate entities and was incorporated in 1981 in the state of California. Cooper is also authorized to perform underwriting activities and is authorized to make markets. Insurance was incorporated in 2003 in the State of California; it sells non-securities-based insurance products.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) under the Securities Exchange Act of 1934 as it operates its brokerage business on a fully disclosed basis with another broker dealer, whereby it does not hold customer funds and/or securities. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of Rule 15c3-3.

Risks, Uncertainties and Concentrations

Registration

The Company must register with state departments which govern compliance with securities laws for the states in which it does business. The Company generates a substantial amount of commission income in the State of California. Various regulatory requirements exist in the state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Cash and Cash Equivalents and Investments in Marketable Securities

The Company maintains its cash balances at financial institutions that are insured by either the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per customer through December 31, 2013, or the Securities Investor Protection Corporation ("SIPC") up to $500,000 for notes, stocks, bonds, mutual funds and other investment company shares and other registered securities per customer, including up to $100,000 for cash. At March 31, 2010, the Company had no amounts in its cash balances in excess of the FDIC and SIPC insurance limits and approximately $1,651,000 in amounts in its investments in marketable securities in excess of the SIPC insurance limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

Customers

The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

As of March 31, 2010 accounts receivable from two customers totaled approximately 81% of the total accounts receivable balance. There was no customer concentration of revenues for the year ended March 31, 2010.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the recorded amounts of revenues and expenses during the reporting period. Significant estimates made by the Company's management include but are not limited to, the collectibility of receivables, valuation of marketable securities, recoverability of long-lived assets and the realizability of the deferred tax asset. Actual results could differ from those estimates.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Fair Value Measurements

As of March 31, 2010, the Company measures the fair value of certain of its financial assets on a recurring basis. A fair value hierarchy is used to rank the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets and liabilities, quoted prices in the markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of March 31, 2010, the Company's investments in marketable securities of $2,151,392 are valued using quoted prices for identical assets, or Level 1, as defined by the fair value hierarchy. For the year ended March 31, 2010, the Company recognized an unrealized gain of $388,529, and a realized gain of $94,503.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximate fair value.

Investments in Marketable Securities

At acquisition, marketable debt and equity securities are designated as either (i) held-to-maturity, which are carried at amortized cost; (ii) trading, which are carried at estimated fair value with unrealized gains and losses reflected in results of operations; or (iii) available for sale, which are carried at estimated fair value with unrealized gains and losses reflected as a separate component of stockholder's equity, net of taxes. Equity securities that do not have readily determinable fair values are carried at cost. The cost of securities sold is based on average cost.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Accounts Receivable

The Company's accounts receivable consist of trade accounts arising in the normal course of business. The Company expects to collect amounts due because of the customers' history with the Company and the nature of the industry, although actual collections may differ. Management reviews its bad debt reserve periodically and the Company maintains an allowance for bad debts on accounts receivable at an amount that management believes is sufficient to protect against losses. As of March 31, 2010, no reserves for bad debts have been established.

Furniture and Equipment

Furniture and equipment are stated at cost and depreciated on the straight-line method over their estimated useful lives (generally five to seven years). Amortization of leasehold improvements is based on the straight-line method over the shorter of the estimated useful life or the lease term.

Long-Lived Assets

The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the expected future cash flows from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized and measured using the fair value of the related asset. No impairment charges were incurred during the year ended March 31, 2010. There can be no assurance, however, that market conditions will not change or demand for the Company's services will continue, which could result in impairment of long-lived assets in the future.

Revenue Recognition

For securities brokerage services, the Company recognizes commissions revenue on a trade-date basis. For commissions revenue related to real estate and private placement services, revenue is recognized upon closing of escrow. Other revenues consist primarily of bonuses earned on marketing assistance programs with third party securities/annuities companies.

Management fees and advisory revenues are recognized when earned, usually at the completion of an engagement or according to an earnings schedule in the engagement letter.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Advertising

Advertising and promotional costs are charged to operations when incurred. For the year ended March 31, 2010, advertising and promotional costs totaled approximately $56,000 and are included in other operating expenses in the accompanying consolidated statement of income.

Income Taxes

The Company files as part of a consolidated income tax return of the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the consolidated financial statements as if the Company were a separate taxpayer. Deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be realized through future operations.

The Company recognizes any uncertain tax positions on income tax returns at the largest amount that is more-likely-than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The Company adopted the accounting for uncertain tax positions as of April 1, 2009. There are no unrecognized tax benefits as of the date of adoption. There are no unrecognized tax benefits included in the consolidated balance sheet that would, if recognized, affect the effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company has not accrued for interest and penalties on the Company's consolidated balance sheet at March 31, 2010.

The Company is subject to taxation in the U.S. and State of California. The Company's tax years are subject to examination for 2005 and forward for U.S. Federal tax purposes and for 2003 and forward for California purposes. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Subsequent Events

The Company has evaluated and determined that no events have occurred subsequent to the consolidated balance sheet date and through May 28, 2010, the date of issuance of these consolidated financial statements, which would require inclusion or disclosure in its consolidated financial statements other than as described in the accompanying notes.

NOTE 2 – DEPOSIT WITH CLEARING ORGANIZATION

The Company has deposited $100,000 with its clearing firm as security for its transactions with them.

NOTE 3 – INVESTMENTS IN MARKETABLE SECURITIES

The Company has classified its investments in marketable securities as trading securities. At March 31, 2010, the amortized cost and fair value of the investments in marketable securities were $1,711,863 and $2,100,392, respectively.

NOTE 4 – RESTRICTED INVESTMENTS IN MARKETABLE SECURITIES

Restricted investments in marketable securities consist of restricted shares of stock which have a holding period of six months and at March 31, 2010, the fair value of the stock was $51,000.

NOTE 5 – FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following:

Furniture and fixtures	$ 282,940
Computers, software and equipment	143,970
Leasehold improvements	65,565
	492,475
Less accumulated depreciation and amortization	(288,453)
	$ 204,022

NOTE 6 – STOCKHOLDER'S EQUITY

During the year ended March 31, 2010, the Parent contributed marketable securities valued at $1,620,000.

NOTE 7 – INCOME TAXES

The significant components of deferred tax assets and liabilities at March 31, 2010 are as follows:

Deferred income tax assets	$ -
Deferred income tax liabilities:	
Unrealized gains	(276,772)
Net deferred income tax liabilities	$ (276,772)

As discussed in Note 1, the Company is a wholly owned subsidiary and is included in the consolidated income tax returns filed by its parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

The provision for income tax expense at March 31, 2010 is comprised of the following:

Current income tax expense:	
Federal	$ -
State	2,200
	2,200
Deferred income tax expense:	
Federal	87,031
State	22,623
	109,654
Total provision for income taxes	$ 111,854

NOTE 8 – RELATED PARTY TRANSACTIONS

As of March 31, 2010, the Company has employee advances in the amount of $69,711 that are due on demand.

The Company shares office space with its Parent (who is the legal tenant), and its Parent's wholly owned subsidiary, Paladin Capital Partners, Inc. ("Paladin"), and Paladin's wholly owned subsidiary, Paladin Capital Partners, LLC. The Company pays certain operating expenses relating to its share of the rental of office space and various equipment on behalf of its Parent. For the year ended March 31, 2010, the occupancy and equipment rental was approximately $229,000, which is included in occupancy and equipment rental expense in the accompanying consolidated statement of income.

In addition, Cooper paid approximately $77,000 to an affiliated Company, Paladin Capital Management, S.A. for services rendered, which is included in other operating expenses in the accompanying consolidated statement of income.

NOTE 9 – EMPLOYEE BENEFIT PLAN

The Company sponsors a qualified 401(k) plan for all eligible employees. Employees may contribute up to 100 percent of their yearly compensation up to the annual 401(k) limits plus catch up provisions, if applicable, with the employer matching a discretionary contribution equal to a percentage of the amount of the employee deferral as determined each year by the employer. Also, the Company can make a profit sharing contribution of three (3) percent or greater of the employees' compensation. For the year ended March 31, 2010, the Company did not make any contributions.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases various office facilities and equipment under non-cancelable operating lease arrangements. The operating leases expire through August 2013 and require monthly payments ranging from $373 to $1,200.

NOTE 10 – COMMITMENTS AND CONTINGENCIES, continued

Future minimum payments under these non-cancelable operating leases are as follows:

Years Ending March 31,		
2011	$	12,000
2012		5,000
2013		5,000
2014		1,000
	$	23,000

For the year ended March 31, 2010, the occupancy and equipment rental related to these operating leases was approximately $5,000, which is included in occupancy and equipment rental expense in the accompanying consolidated statement of income.

Litigation

The Company is involved from time to time in litigation or claims arising in the ordinary course of its business. While the ultimate liability, if any, arising from these claims cannot be predicted with certainty, the Company believes that the resolution of these matters will not likely have a material adverse effect on the Company's consolidated financial statements.

Indemnities and Guarantees

During the normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include certain agreements with the Company's officers, under which the Company may be required to indemnify such person for liabilities arising out of their employment relationship. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying consolidated financial statements.

NOTE 11 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At March 31, 2010, under the most restrictive requirement, the Company had net capital of $227,151 which was $127,151 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 2.12 to 1.

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of March 31, 2010

	Unaudited amount per FOCUS Report	Amounts Based on Annual Report	Difference Increase (Decrease)
Net capital -			
Total stockholder's equity from consolidated statement of financial condition	$ 2,650,073	$ 2,288,186	$ (361,887)
Additions and/or credits:			
Deferred income tax liabilities	99,342	276,772	177,430
Deductions and/or charges:			
Nonallowable assets included in the following consolidated statement of financial condition captions:			
Accounts receivable	63,783	72,240	8,457
Investments in marketable securities	1,900,522	1,900,522	-
Furniture and equipment, net	255,342	204,022	(51,320)
Prepaid expenses and other	76,685	93,854	17,169
Haircuts	42,380	42,380	-
Undue concentration	24,789	24,789	-
Total deductions and/or charges	2,363,501	2,337,807	(25,694)
Net capital	385,914	227,151	(158,763)
Minimum net capital required	109,000	100,000	(9,000)
Excess net capital	$ 276,914	$ 127,151	$ (149,763)
Total aggregate indebtedness	$ 315,214	$ 481,897	$ 166,683
Ratio of aggregate indebtedness to net capital	0.82 to 1	2.12 to 1	

KMJ | Corbin & Company
Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
C.K. Cooper & Company, Inc. and Subsidiary

In planning and performing our audit of the consolidated financial statements of C.K. Cooper & Company, Inc. (a wholly owned subsidiary of C&K Capital Corporation) and Subsidiary (the "Company") as of and for the year ended March 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by the Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

p 714 380 6565 f 714 380 6566 555 Anton Blvd Suite 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that a material misstatement of the Company's consolidated financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KMJ Corbin & Company LLP

KMJ | Corbin & Company LLP

Costa Mesa, California
May 28, 2010

KMJ | Corbin & Company
Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
C.K. Cooper & Company, Inc. and Subsidiary

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2010, which were agreed to by C.K. Cooper & Company, Inc. (a wholly owned subsidiary of C&K Capital Corporation) and Subsidiary (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of cancelled checks, noting no differences;

2. Compared the total revenues reported in Part III of the Annual Audit Report on Form X-17A-5 for the year ended March 31, 2010 to total revenue reported in Form SIPC-7 for the year ended March 31, 2010, noting a difference as follows;

Item No.	Description	Per SIPC-7	Per KMJ	Difference
2a	Total revenue	$ 4,801,277	$ 4,887,568	$ (86,291)

The difference was due to an audit adjustment to reconcile the net unrealized and net realized gain on investments in marketable securities and the amount per the SIPC-7 did not include the revenue from the Company's subsidiary.

p 714 380 6565 f 714 380 6566 555 Anton Blvd Suite 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers (general ledger transaction details, investment statement and schedule of investment positions), noting a difference as follows;

Item No.	Description of Adjustments	Per SIPC-7	Schedules Used	Amount on Schedule	Difference
2c(1)	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	$ 197,510	General ledger transaction detail	$ 206,307	$ (8,797)
2c(3)	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 79,616	General ledger transaction detail	$ 79,616	$ -
2c(5)	Net gain from securities in investment accounts.	$ 405,538	Investment statement and schedule of investment positions	$ 483,032	$ (77,494)
2c(7)	Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business.	$ 41,810	General ledger transaction detail	$ 41,810	$ -
2c(8)	Other revenue not related either directly or indirectly to the securities business.	$ 815,919	General ledger transaction detail	$ 815,919	$ -

The differences were due to the amount per the SIPC-7 did not include the revenue from the Company's subsidiary and an audit adjustment to reconcile the net unrealized and net realized gain on investments in marketable securities.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (general ledger transaction details, investment statement and schedule of investment positions) supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KMJ Corbin & Company LLP

KMJ | Corbin & Company LLP

Costa Mesa, California
May 28, 2010

SIPC-7 (30-REV 3/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended MARCH 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (30-REV 3/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053020 FINRA MAR
C K COOPER & COMPANY INC
18300 VON KARMAN AVE STE 700
IRVINE CA 92612-1052

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 8152.21

B. Less payment made with SIPC-6 filed (exclude interest) (1645.-)
12-07-09 / 10-29-09
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 6507.21

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 6507.21

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6507.21

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

C.K. COOPER & CO. INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

COO.
(Title)

Dated the 17 day of MAY, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 04-01, 2009 and ending 03-31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,801,277
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	–
(2) Net loss from principal transactions in securities in trading accounts.	–
(3) Net loss from principal transactions in commodities in trading accounts.	–
(4) Interest and dividend expense deducted in determining item 2a.	–
(5) Net loss from management of or participation in the underwriting or distribution of securities.	–
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	–
(7) Net loss from securities in investment accounts.	–
Total additions	–
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	197,510
(2) Revenues from commodity transactions.	–
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	79,616
(4) Reimbursements for postage in connection with proxy solicitation.	–
(5) Net gain from securities in investment accounts.	405,538
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	–
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	41,810
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	815,919
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ –	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ –	
Enter the greater of line (i) or (ii)	
Total deductions	1,540,393
2d. SIPC Net Operating Revenues	$ 3,260,884
2e. General Assessment @ .0025	$ 8,152.21

(to page 1 but not less than $150 minimum)

C.K. COOPER & COMPANY, INC.
AND SUBSIDIARY

(A Wholly Owned Subsidiary of C&K Capital Corporation)

SEC ID No. 8-53020

For The Year Ended March 31, 2010

Financial Statements

KMJ | Corbin & Company

Business Advisors Tax and Audit